UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.                    )

L.A.M. PHARMACEUTICAL CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

50172A 10 4

(CUSIP Number)

Capital Research Group, Inc.
1825 Main Street Suite 201
Weston, Fl 33326
954 217- 8555

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:
Charles J. Rennert
Berman Rennert Vogel & Mandler, P.A.
100 SE 2nd Street
Suite 2900, International Place
Miami, Florida 33131

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)

November 25, 2003

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1.	Name of Reporting Person: Capital Research Group, Inc. (“CRG”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida corporation

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,839,363 shares of Common Stock + 1,000,000 shares of Common Stock underlying exercisable warrants (the “Securities”)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,839,363 shares of Common Stock + 1,000,000 shares of Common Stock underlying exercisable warrants (the “Securities”)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,839,363 shares of Common Stock + 1,000,000 shares of Common Stock underlying exercisable warrants (the “Securities”)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11):
Approximately 8.5%, (inclusive of the 1,000,000 shares underlying exercisable warrants) based on 41,290,835 shares of Common Stock issued and outstanding as of October 31, 2003, as reported in the Issuer’s 10-QSB filed November 14, 2003, the 3,059,363 shares issued to CRG on November 25, 2003 and the 1,000,000 shares underlying exercisable warrants.

14.	Type of Reporting Person (See Instructions): CO

ITEM 1. SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the Common Stock, $0.0001 par value (the “Common Stock”) of L.A.M. Pharmaceutical Corp., a Delaware corporation (the “Issuer”). The Issuer’s principal executive officers are located at 800 Sheppard Avenue West, Commercial Unit 1, Toronto, Ontario, Canada M3H 6B4.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	This Statement is being filed by Capital Research Group, Inc. (“CRG”).

(b)	The address of the principal business and principal office of CRG is 1825 Main Street, Suite 201, Weston, Florida 33326.

(c)	CRG is engaged principally in the business of providing public relations services. CRG has provided in the past and continues to provide public relations services to the Issuer.

(d)	During the last five years, CRG has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, CRG was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     CRG received the securities from the Issuer pursuant to that certain Agreement Regarding Satisfaction of Arbitration Award entered into between CRG and the Issuer which became effective on November 25, 2003 (the “Agreement”) and is attached hereto as Exhibit A.

ITEM 4. PURPOSE OF TRANSACTION.

     The securities were issued to CRG by the Issuer in consideration for CRG releasing the Issuer of and from liability arising out of an arbitration award entered in favor of CRG in the amount of $577,700 plus interest.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	CRG beneficially owns 3,839,363 shares or approximately 8.5% of the outstanding common stock of the Issuer. Except as disclosed herein, CRG has no present intention of acquiring additional securities of the Issuer. All securities of the Issuer were acquired for settlement purposes.

(b)	CRG has sole power to vote all of the securities of the Issuer owned by CRG.

(c)	During the past 60 days, other than in connection with the issuance of the 3,059,363 shares and the warrants pursuant to the Agreement, and the sale by CRG of 220,000 shares from November 26- December 2, 2003, CRG has not transacted in the securities of the Issuer.

(d)	CRG has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of securities of the Issuer held by CRG.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

CRG is currently a party to the following contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

1.	Agreement Regarding Satisfaction of Arbitration Award

2.	Stock Purchase Warrant “A”

3.	Stock Purchase Warrant “B”

In addition and separate from the Agreement Regarding Satisfaction of Arbitration Award, CRG has an oral understanding with the Issuer whereby CRG provides public relations services to the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1.	Agreement Regarding Satisfaction of Arbitration Award between the Issuer and CRG;

2.	Stock Purchase Warrant “A”; and

3.	Stock Purchase Warrant “B”

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	December 3, 2003

CAPITAL RESEARCH GROUP, INC.

By:	/s/ Charles T. Tamburello

Charles T. Tamburello, President

AGREEMENT REGARDING SATISFACTION OF ARBITRATION AWARD

     This Agreement Regarding Satisfaction of Arbitration Award (the “Agreement”) is made this 19th day of November, 2003 by and between L.A.M. Pharmaceutical Corp. (the “Company”) and Capital Research Group, Inc. (“CRG”). Charles T. Tamburello (Tamburello) is a party to this Agreement for purposes of Sections 5 and 6 only.

RECITALS:

     A.     Pursuant to that certain Arbitration Award issued April 30, 2003 regarding American Arbitration Association Case No. 32 181 00509 02, CRG was awarded the principal sum of $577,700 plus prejudgment interest calculated at the rate of .0002466 or $142.46, per diem form July 24, 2002 through December 31, 2002 and the per diem rate of .0001644, or $94.97 from January 1, 2003 until the award is paid (the “Award”).

     B.     The Company and CRG acknowledge that the Award is an obligation of the Company.

     C.     Upon the terms and subject to the conditions of this Agreement, CRG and the Company have agreed that the Company shall not pay to CRG the Award and shall otherwise be released from its obligations arising under the Award.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

     1.     RECITALS. The above stated RECITALS are true and correct and are incorporated by reference into this Agreement.

     2.     SHARE ISSUANCE. No later than four days after the Effective Date, as that term is defined herein, (the “Delivery Date”), the Company shall:

(a)	issue to CRG 1,159,363 shares of the Company’s Common Stock;

(b)	issue to CRG 2,000,000 shares of the Company’s Common Stock, provided, however, and only with respect to the 2,000,000 shares referred to in this Section 2(b):

(i)	If the closing “Bid” price of the Company’s common stock (as reflected on the OTCBB) on the date immediately prior to the Delivery Date (the “Prior Closing Bid Price”) is less than 18 cents ($0.18) per share, the Company shall deliver additional shares or cash, at the Company’s option, such that the total value of the shares and cash delivered (the value shall be equal to the sum of the Prior Closing Bid Price and the number of shares issued) is equivalent to $360,000; and

(ii)	If the Prior Closing Bid Price exceeds 18 cents ($0.18), the number of shares shall be reduced by a factor of 50,000 shares for each $0.01 the Prior Closing Bid Price exceeds 18 cents ($0.18).

(c)	The shares of common stock which are to be delivered to CRG pursuant to this Section 2 are sometimes referred to in this Agreement as the “Shares”.

     3.     WARRANT ISSUANCE.

     (a)  On the date hereof, the Company shall issue to CRG or its designees an “A” Warrant and a “B” Warrant (collectively, the “Warrants”) in substantially the form attached as Exhibits A and B. The Company will notify CRG in writing within 48 hours of the time that the Company issues, or commits to issue, any shares of common stock, options, warrants or securities convertible into shares of common stock.

     (b)  The Shares and the shares delivered pursuant to the exercise of the Warrants (the “Warrant Shares”) shall be delivered to CRG or its designee via DWAC or DTC transfer to:

Wexford Clearing Services Corporation
One New York Plaza
New York, NY 10292

DTC# 0030
Code: 40

For further credit to:
Capital Research Group Inc.
Account # LC3 952551 76

     The shares will be deemed delivered the next business day after the Company has instructed its transfer agent to DWAC the shares to Wexford Clearing Services Corporation. The Company will notify CRG by telephone (954-217-8555) no later than two hours after the Company has instructed its transfer agent to DWAC the shares to Wexford Clearing Services Corporation.

     4.     REGISTRATION

     (a)  The Company acknowledges that it filed a Registration Statement on Form SB-2 (File #333-109868) with the U.S. Securities and Exchange Commission (the “SEC”) on October 22, 2003, and the Company was informed by the SEC that it would not review the Registration Statement and the SEC would consider the Company’s request for acceleration of the effectiveness of the Registration Statement. The Company shall file an amendment to the Registration Statement (the “Amendment”) which Amendment shall include the registration under the Securities Act of 1933 (the “1933 Act”) of the resale of the Shares and the Warrant Shares. The Company will use its best efforts to cause the Registration Statement, as amended, to be declared effective no later than December 4, 2003 (the “Scheduled Effective Date”).

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     (b)  In the event the Registration Statement is not declared effective by the Scheduled Effective Date and sales of the Shares or the Warrant Shares cannot be made pursuant to the Registration Statement (whether because of a failure to keep the Registration Statement effective, failure to disclose such information as is necessary for sales to be made pursuant to the Registration Statement, failure to register sufficient shares of Common Stock or otherwise) then at CRG’s option, CRG may unilaterally terminate this Agreement, whereupon CRG’s and Tamburello’s obligations and agreements (including, but not limited to those agreements arising under Section 6 hereof) under this Agreement shall be terminated and CRG may pursue its remedies under the Award, including but not limited to reducing the Award to a court ordered judgment (the “Unilateral Termination”);

     (c)  The Company shall keep the Registration Statement effective pursuant to Rule 415 at all times until one year after the date (the “Effective Date”) the SEC declares the Registration Statement effective or the date on which CRG shall have sold all the Shares and Warrant Shares covered by the Registration Statement (the “Registration Period”), whichever occurs first. The Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

     The Company shall prepare and file with the SEC such amendments (including post-effective amendments) and supplements to the Registration Statement and the prospectus used in connection with such Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the 1933 Act, as may be necessary to keep such Registration Statement effective at all times during the Registration Period, and, during such period, comply with the provisions of the 1933 Act with respect to the disposition of the Shares and the Warrant Shares of the Company covered by such Registration Statement. In the case of amendments and supplements to a Registration Statement which are required to be filed pursuant to this Agreement (including pursuant to this Section 4(c)) by reason of the Company’s filing a report on Form 10-KSB, Form 10-QSB or Form 8-K or any analogous report under the Securities Exchange Act of 1934, as amended (the “1934 Act”), the Company shall incorporate such report by reference into the Registration Statement, if applicable, or shall file such amendments or supplements with the SEC on the same day on which the 1934 Act report is filed which created the requirement for the Company to amend or supplement the Registration Statement.

     The Company shall furnish to CRG, without charge, (i) at least one (1) copy of the Registration Statement as declared effective by the SEC and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, all exhibits and each preliminary prospectus, (ii) ten (10) copies of the final prospectus included in such Registration Statement and all amendments and supplements thereto (or such other number of copies as CRG may reasonably request) and (iii) such other documents as CRG may reasonably request from time to time in order to facilitate the disposition of the Shares and the Warrant Shares.

     (d)  The Company shall use its best efforts to (i) register and qualify the resale of the Shares and the Warrant Shares under such other securities or “blue sky” laws of New York, (ii) prepare and file in New York, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to

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maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Shares and the Warrant Shares for sale in such jurisdictions.

     (f)  With respect to the Shares and the Warrant Shares which are included in the Registration Statement:

     To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend CRG and its directors, officers, partners, employees, agents, representatives of, and each person, if any, who controls CRG within the meaning of the 1933 Act or the 1934 Act (each, an “Indemnified Person”), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, reasonable attorneys’ fees, amounts paid in settlement or expenses, joint or several (collectively, “Claims”) incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto (“Indemnified Damages”), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in the Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities laws of New York are offered (“Blue Sky Filing”), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) any untrue statement or alleged untrue statement of a material fact contained in any final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading; or (iii) any violation or alleged violation by the Company of the 1933 Act or the 1934 Act, any other law, including, without limitation, any state securities law, or any rule or regulation there under relating to the offer or sale of the Shares or Warrant Shares pursuant to the Registration Statement (the matters in the foregoing clauses (i) through (iii) being, collectively, “Violations”). The Company shall reimburse CRG and each such controlling person promptly as such expenses are incurred and are due and payable, for any legal fees or disbursements or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 4(f): (x) shall not apply to a Claim by a CRG arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by CRG expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto; (y) shall not be available to the extent such Claim is based on a failure of CRG to deliver or to cause to be delivered the prospectus made available by the Company, if such prospectus was timely made available by the Company; and (z) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of CRG and shall survive the transfer of the Shares and the Warrant Shares by CRG.

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     5.     NO SHORT SELLING. CRG and Tamburello represent and warrant that between the date of this Agreement and the Delivery Date, neither CRG nor Tamburello shall, directly or indirectly, engage in any short sales (as defined in any applicable SEC rules or rules of the National Association of Securities Dealers) or in any hedging transactions with respect to the Common Stock of the Company, nor will CRG or Tamburello direct any third party, or encourage or suggest to any third party, to engage in any short sales or hedging transactions.

     6.     MUTUAL RELEASE.

     (a)  Except for the obligations of CRG and Tamburello contained in this Agreement, the Company does hereby release, cancel, forgive and forever discharge CRG and Tamburello, and each of their predecessors, parent corporations, holding companies, subsidiaries, affiliates, divisions, heirs, successors and assigns, and all of their agents, representatives, attorneys, directors and employees from all actions, claims, demands, damages, obligations, liabilities, controversies and executions, of any kind or nature whatsoever, whether known or unknown, whether suspected or not, which have arisen, or may have arisen, or shall arise by reason of the Award or the matters arising from or out of the Award.

     (b)  Except for the obligations of the Company contained in this Agreement and except in the event of the Unilateral Termination, CRG and Tamburello do hereby release, cancel, forgive and forever discharge the Company and each of its predecessors, parent corporations, holding companies, subsidiaries, affiliates, divisions, heirs, successors and assigns, and all of their agents, representatives, attorneys, officers, directors and employees, from all actions, claims, demands, damages, obligations, liabilities, controversies and executions, of any kind or nature whatsoever, whether known or unknown, whether suspected or not, which have arisen, or may have arisen, or shall arise by reason of the reason of the Award or the matters arising from or out of the Award (the “CRG Tamburello Release”). Notwithstanding anything contained herein to the contrary, the CRG Tamburello Release shall not apply and shall have no force or effect from the date of the Unilateral Termination.

     7.     MISCELLANEOUS.

     (a)  Entire Agreement. This Agreement contains the entire Agreement and understanding between the parties, and supersedes all prior agreements, understandings and proposals.

     (b)  Amendment. This Agreement may not be amended or modified in any respect, except by the mutual written agreement of the parties hereto.

     (c)  Severability. The invalidity of any one or more of the words, phrases, sentences, clauses, sections or subsections contained in this Agreement shall not affect the enforceability of the remaining portions of this Agreement or any part hereof, all of which are inserted conditionally on their being valid in law, and, in the event that any one or more of the words, phrases, sentences, clauses, sections or subsections contained in this Agreement shall be declared invalid by a court of competent jurisdiction, this Agreement shall be construed as if

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such invalid word or words, phrase or phrases, sentence or sentences, clause or clauses, section or sections, or subsection or subsections had not been inserted.

     (d)  Descriptive Headings. Descriptive headings contained herein are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

     (e)  Counterparts. This Agreement may be executed in any numbers of counterparts and by the separate parties hereto in separate counterparts, each of which shall be deemed to be one and the same instrument.

     (f)  Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed to have been duly given, when delivered by hand or three (3) days after deposited in the United States mail, by registered or certified mail, return receipt requested, postage prepaid, as follows:

If to the Company:	Joseph Slechta
L.A.M. Pharmaceutical Corp.
800 Sheppard Avenue West,
Commercial Unit 1
Toronto, Ontario
Canada M3H 6B4

If to CRG or Tamburello:	Charles T. Tamburello
Capital Research Group, Inc.
1825 Main Street
Suite 201
Weston, Fl 33326

or to such other address as any party hereto may from time to time designate in writing delivered in a like manner.

     (g)  Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided herein, none of the parties hereto shall assign any of its rights or obligations hereunder.

     (h)  Applicable Law. This Agreement shall be governed by, and shall be construed, interpreted and enforced in accordance with the laws of the State of Florida.

     (i)  Expenses. Each of the parties hereto agrees to pay all of the respective expenses incurred by it in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

     (j)  Attorneys’ Fees. In the event any suit or other legal proceeding is brought for the enforcement of any of the provisions of this Agreement, the parties hereto agree that the

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prevailing party or parties shall be entitled to recover from the other party or parties upon final judgment on the merits reasonable attorneys’ fees (and sales taxes thereon, if any), including attorneys’ fees for any appeal, and costs incurred in bringing such suit or proceeding.

     (k)  Other Documents. The parties hereto shall cooperate in the effectuation of the transactions contemplated hereby and shall execute any and all additional documents and shall take such additional actions as shall be reasonably necessary or appropriate for such purposes.

     (l)  Venue. The parties hereto agree that any suit brought hereunder shall be brought only in the Circuit Court for the Eleventh Judicial Circuit in and for Miami-Dade County, Florida and the United States District Court for the Southern District of Florida, Miami Division.

     (m)  Public Disclosure. From and after the date hereof, the Company shall not issue a press release or any other public announcement with respect to the transactions contemplated hereby without the prior consent of CRG, which consent shall not be unreasonably withheld or delayed. It is understood by CRG that the Company is required under the Securities Exchange Act of 1934 to make prompt disclosure of any material transaction.

     THE PARTIES TO THIS AGREEMENT HAVE READ THIS AGREEMENT, HAVE HAD THE OPPORTUNITY TO CONSULT WITH INDEPENDENT COUNSEL OF THEIR OWN CHOICE, AND UNDERSTAND EACH OF THE PROVISIONS OF THIS AGREEMENT.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

L.A.M. PHARMACEUTICAL CORP

By:	/s/ Joseph Slechta

Joseph Slechta, President

CAPITAL RESEARCH GROUP, INC

By:	/s/ Charles T. Tamburello

Charles T. Tamburello, President

For purposes of Sections 5 and 6 only:

/s/ Charles T. Tamburello

Charles T. Tamburello

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NEITHER THIS SECURITY NOR THE SECURITIES INTO WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES

STOCK PURCHASE WARRANT

L.A.M. Pharmaceutical Corp.

     THIS CERTIFIES that, for value received, Capital Research Group, Inc. (the “Holder”), is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth to subscribe for and purchase from L.A.M. Pharmaceutical Corp., a corporation incorporated in the State of Delaware (the “Company”), up to 1,000,000 shares (the “Warrant Shares”) of Common Stock, par value $0.0001 per share, of the Company (the “Common Stock”). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in that certain Agreement Regarding Satisfaction of Arbitration Award (the “Arbitration Award Agreement”), dated November 19, 2003, between the Company and the Holder. This Warrant may be exercised at any time and from time to time, within the period commencing on the date hereof and ending at 4:00 p.m. EST on the date which is 120 days after the Effective Date (the “Termination Date”) but not thereafter. The purchase price of one share of Common Stock (the “Exercise Price”) under this Warrant shall be $0.22, subject to adjustment hereunder. The Exercise Price and the number of Warrant Shares for which the Warrant is exercisable shall be subject to adjustment as provided herein.

     1.     Title to Warrant. Prior to the Termination Date and subject to compliance with applicable laws, this Warrant and all rights hereunder are transferable, in whole or in part, at the office or agency of the Company by the Holder in person or by duly authorized attorney, upon surrender of this Warrant together with the Assignment Form annexed hereto properly endorsed.

     2.     Authorization of Shares. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will,

upon exercise of the purchase rights represented by this Warrant, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

     3.     Exercise of Warrant.

     (a)  This Warrant may be exercised by the surrender of this Warrant and the Notice of Exercise Form annexed hereto duly executed, at the office of the Company (or such other office or agency of the Company as it may designate by notice in writing to the registered Holder at the address of such Holder appearing on the books of the Company) and upon payment of the Exercise Price of the shares thereby purchased by wire transfer or cashier’s check drawn on a United States bank.

     Certificates for Warrant Shares purchased hereunder shall be delivered to the Holder at an address in the U.S. within four (4) Trading Days after the date on which this Warrant shall have been exercised as aforesaid or, at the request of the Holder, issued and delivered to the Depository Trust Company (“DTC”) account on the Holder’s behalf via the Deposit Withdrawal Agent Commission System (“DWAC”) within a reasonable time, not exceeding four (4) Trading Days after such exercise,. This Warrant shall be deemed to have been exercised and such certificate or certificates shall be deemed to have been issued, and Holder or any other person so designated to be named therein shall be deemed to have become a holder of record of such shares for all purposes, as of the date the Warrant has been exercised by payment to the Company of the Exercise Price and all taxes required to be paid by the Holder, if any, pursuant to Section 5 prior to the issuance of such shares, have been paid. If the Company fails to deliver to the Holder a certificate or certificates representing the Warrant Shares pursuant to this Section 3(a) by the fourth Trading Day after the date of exercise, then the Holder will have the right to rescind such exercise. In addition to any other rights available to the Holder, if the Company fails to deliver to the Holder a certificate or certificates representing the Warrant Shares pursuant to an exercise by the fifth Trading Day after the date of exercise, and if after such fifth Trading Day the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a “Buy-In”), then the Company shall (1) pay in cash to the Holder the amount by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (y) the amount obtained by multiplying (A) the number of Warrant Shares that the Company was required to deliver to the Holder in connection with the exercise at issue times (B) the closing bid price of the Common Stock close of trading on the fifth Trading Day, and (2) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honored or deliver to the Holder the number of shares of Common Stock that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of shares of Common Stock with a market price on the date of exercise totaled $10,000, under clause (1) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing shares of Common Stock upon exercise of the Warrant as required pursuant to the terms hereof. If this Warrant shall have been exercised in part, the Company shall, at the time of delivery of the certificate or certificates representing Warrant Shares, deliver to Holder a new Warrant evidencing the rights of Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

     (b)  Cashless Exercise. Notwithstanding any provisions herein to the contrary, if the Per Share Market Value (defined as the closing bid price for a share of the Company’s Common Stock in the over-the-counter market, as reported by the OTC Bulletin Board or in the National Quotation Bureau Incorporated or similar organization or agency succeeding to its functions of reporting prices) at the close of business on the date immediately prior to the date the Warrant is exercised, of one share of the Company’s Common Stock is greater than the Exercise Price (at the date of calculation as set forth below), in lieu of exercising this Warrant by payment of cash, the Holder may exercise this Warrant by a cashless exercise and shall receive the number of shares of Common Stock equal to an amount (as determined below) by surrender of this Warrant at the principal office of the Company in which event the Company shall issue to the Holder a number of shares of Common Stock computed using the following formula:

X = Y – A x (Y)
    B

Where	X =	the number of shares of Common Stock to be issued to the Holder.

	Y =	the number of shares of Common Stock purchasable upon exercise of all of the Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being exercised.

	A =	the Exercise Price.

	B =	the Per Share Market Value of one share of Common Stock.

     4.     No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which Holder would otherwise be entitled to purchase upon such exercise, the Company shall pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price.

     5.     Charges, Taxes and Expenses. Issuance of certificates for Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event certificates for Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder; and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto.

     6.     Closing of Books. The Company will not close its stockholder books or records in any manner which prevents the timely exercise of this Warrant.

     7.     Transfer, Division and Combination.

(a) Subject to compliance with any applicable securities laws, transfer of this Warrant and all rights hereunder, in whole or in part, shall be registered on the books of the Company to be maintained for such purpose, upon surrender of this Warrant at the principal office of the Company, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. A Warrant, if properly assigned, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

(b) This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 7(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice.

(c) The Company shall prepare, issue and deliver at its own expense (other than transfer taxes) the new Warrant or Warrants under this Section 7.

(d) The Company agrees to maintain, at its aforesaid office, books for the registration and the registration of transfer of the Warrants.

     8.     No Rights as Shareholder until Exercise. This Warrant does not entitle the Holder to any voting rights or other rights as a shareholder of the Company prior to the exercise hereof. Upon the surrender of this Warrant and the payment of the aggregate Exercise Price, the Warrant Shares so purchased shall be and be deemed to be issued to such Holder as the record owner of such shares as of the close of business on the later of the date of such surrender or payment.

     9.     Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it

(which shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

     10.     Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall be a Saturday, Sunday or a legal holiday, then such action may be taken or such right may be exercised on the next succeeding day not a Saturday, Sunday or legal holiday.

     11.     Adjustments of Exercise Price and Number of Warrant Shares. The number and kind of securities purchasable upon the exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time upon the happening of any of the following. In case the Company shall (i) pay a dividend in shares of Common Stock or make a distribution in shares of Common Stock to holders of its outstanding Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, or (iv) issue any shares of its capital stock in a reclassification of the Common Stock, then the number of Warrant Shares purchasable upon exercise of this Warrant immediately prior thereto shall be adjusted so that the Holder shall be entitled to receive the kind and number of Warrant Shares or other securities of the Company which it would have owned or have been entitled to receive had such Warrant been exercised in advance thereof. Upon each such adjustment of the kind and number of Warrant Shares or other securities of the Company which are purchasable hereunder, the Holder shall thereafter be entitled to purchase the number of Warrant Shares or other securities resulting from such adjustment at an Exercise Price per Warrant Share or other security obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares purchasable pursuant hereto immediately prior to such adjustment and dividing by the number of Warrant Shares or other securities of the Company resulting from such adjustment. An adjustment made pursuant to this paragraph shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

     12.     Reorganization, Reclassification, Merger, Consolidation or Disposition of Assets. In case the Company shall reorganize its capital, reclassify its capital stock, consolidate or merge with or into another corporation (where the Company is not the surviving corporation or where there is a change in or distribution with respect to the Common Stock of the Company), or sell, transfer or otherwise dispose of all or substantially all its property, assets or business to another corporation and, pursuant to the terms of such reorganization, reclassification, merger, consolidation or disposition of assets, shares of common stock of the successor or acquiring corporation, or any cash, shares of stock or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring corporation (“Other Property”), are to be received by or distributed to the holders of Common Stock of the Company, then the Holder shall have the right thereafter to receive, at their option, (a) upon exercise of this Warrant, the number of shares of Common Stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and Other Property receivable upon or as a result of such reorganization, reclassification, merger, consolidation or disposition of assets by a Holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such event, or (b) cash equal to the value of this Warrant as determined in accordance with the Black-Scholes option pricing formula. In case of any such reorganization, reclassification, merger, consolidation or disposition of assets, the successor or acquiring corporation (if other than the Company) shall expressly assume the due and punctual observance and performance of each and every covenant and condition of this Warrant to be performed and observed by the Company and all the obligations and liabilities hereunder, subject to such modifications as may be deemed appropriate (as determined in good faith by resolution of the Board of Directors of the Company) in order to provide for adjustments of Warrant Shares for which this Warrant is exercisable which shall be as nearly equivalent as practicable to the adjustments provided for in this Section 12. For purposes of this Section 12, “common stock of the successor or acquiring corporation” shall include stock of such corporation of any class which is not preferred as to dividends or assets over any other class of stock of such corporation and which is not subject to redemption and shall also include any evidences of indebtedness, shares of stock or other securities which are convertible into or exchangeable for any such stock, either immediately or upon the arrival of a specified date or the happening of a specified event and any warrants or other rights to subscribe for or purchase any such stock. The foregoing provisions of this Section 12 shall similarly apply to successive reorganizations, reclassifications, mergers, consolidations or disposition of assets.

     13.     Notice of Adjustment. Whenever the number of Warrant Shares or number or kind of securities or other property purchasable upon the exercise of this Warrant or the Exercise Price is adjusted, as herein provided, the Company shall promptly mail by registered or certified mail, return receipt requested, to the Holder notice of such adjustment or adjustments setting forth the number of Warrant Shares (and other securities or property) purchasable upon the exercise of this Warrant and the Exercise Price of such Warrant Shares (and other securities or property) after such adjustment, setting forth a brief statement of the facts requiring such adjustment and setting forth the computation by which such adjustment was made. Such notice, in the absence of manifest error, shall be conclusive evidence of the correctness of such adjustment.

     14.     Notice of Corporate Action. If at any time:

(a) the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or other distribution, or any right to subscribe for or purchase any evidences of its indebtedness, any shares of stock of any class or any other securities or property, or to receive any other right, or

(b) there shall be any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any consolidation or merger of the Company with, or any sale, transfer or other disposition of all or substantially all the property, assets or business of the Company to, another corporation or,

(c) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company;

then, in any one or more of such cases, the Company shall give to Holder (i) at least 10 days’ prior written notice of the date on which a record date shall be selected for such dividend, distribution or right or for determining rights to vote in respect of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, liquidation or winding up, and (ii) in the case of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, at least 10 days’ prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause also shall specify (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, the date on which the holders of Common Stock shall be entitled to any such dividend, distribution or right, and the amount and character thereof, and (ii) the date on which any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up is to take place and the time, if any such time is to be fixed, as of which the holders of Common Stock shall be entitled to exchange their Warrant Shares for securities or other property deliverable upon such disposition, dissolution, liquidation or winding up. Each such written notice shall be sufficiently given if addressed to Holder at the last address of Holder appearing on the books of the Company and delivered in accordance with Section 17(d).

     15.     Registration Provisions. The Company has agreed to register the Warrant Shares in accordance with Section 4 of the Arbitration Award Agreement.

     16.     Authorized Shares. The Company covenants that during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for the Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Principal Market upon which the Common Stock may be listed.

     The Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder against impairment. Without limiting the generality of the foregoing, the Company will (a) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (b) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant, and (c) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant.

     17.     Miscellaneous.

(a) Jurisdiction. This Warrant shall constitute a contract under the laws of Delaware, without regard to its conflict of law, principles or rules.

(b) Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, will have restrictions upon resale imposed by state and federal securities laws.

(c) Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice Holder’s rights, powers or remedies, notwithstanding all rights hereunder terminate on the Termination Date. If the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

(d) Notices. Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the Arbitration Award Agreement.

(e) Limitation of Liability. No provision hereof, in the absence of affirmative action by Holder to purchase Warrant Shares, and no enumeration herein of the rights or privileges of Holder, shall give rise to any liability of Holder for the purchase price of any Common Stock or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

(f) Remedies. Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

(g) Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of all Holders from time to time of this Warrant and shall be enforceable by any such Holder or holder of Warrant Shares.

(h) Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

(i) Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

(j) Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

********************

     IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized.

Dated: November 19, 2003

L.A.M. PHARMACEUTICAL CORP.

	By:	/s/ Joseph Slechta

Name: Joseph Slechta Title: President

NEITHER THIS SECURITY NOR THE SECURITIES INTO WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES

STOCK PURCHASE WARRANT

L.A.M. Pharmaceutical Corp.

     THIS CERTIFIES that, for value received, Capital Research Group, Inc. (the “Holder”), is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth to subscribe for and purchase from L.A.M. Pharmaceutical Corp., a corporation incorporated in the State of Delaware (the “Company”), shares (the “Warrant Shares”) of Common Stock, par value $0.0001 per share, of the Company (the “Common Stock”). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in that certain Agreement Regarding Satisfaction of Arbitration Award (the “Arbitration Award Agreement”), dated November 19, 2003, between the Company and the Holder. The number of Warrant Shares is equal to that number of shares, if any, of the Company’s Common Stock (other than the Shares or the Warrant Shares) equal to 10% of the aggregate number of shares of the Company’s Common Stock issued or committed to be issued by the Company during the period commencing with the date of this Agreement and ending on the date which is ninety (90) days after the Effective Date (the “Additional Shares”). Additional Shares will include, without limitation, shares underlying any securities which are issued and which are convertible or exercisable into shares of the Company’s Common Stock during the period commencing with the date of this Agreement and ending on the date which is ninety (90) days after the Effective Date. However, Additional Shares will not include (i) any shares registered by means of the Company’s Registration Statement on Form SB-2, SEC File No. 333-109868, and (ii) any shares issuable upon the conversion or exercise of any convertible security or warrant which provides the convertible security or warrant may not be converted or exercised during the period commencing with the date of this Agreement and ending on the date which is ninety (90) days after the Effective Date. This Warrant may be exercised at any time and from time to time, on or after the date hereof but prior to the date which is the later to occur of (x) 120 days after the Effective Date; or (y) as to particular Additional Shares, thirty (30) days after the

Company notifies the Holder in writing of the issuance by the Company of such Additional Shares (the “Termination Date”) but not thereafter. The purchase price of one share of Common Stock (the “Exercise Price”) under this Warrant shall be $0.01, subject to adjustment hereunder. The Exercise Price and the number of Warrant Shares for which the Warrant is exercisable shall be subject to adjustment as provided herein.

     1.     Title to Warrant. Prior to the Termination Date and subject to compliance with applicable laws, this Warrant and all rights hereunder are transferable, in whole or in part, at the office or agency of the Company by the Holder in person or by duly authorized attorney, upon surrender of this Warrant together with the Assignment Form annexed hereto properly endorsed.

     2.     Authorization of Shares. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

     3.     Exercise of Warrant.

     (a)  This Warrant may be exercised by the surrender of this Warrant and the Notice of Exercise Form annexed hereto duly executed, at the office of the Company (or such other office or agency of the Company as it may designate by notice in writing to the registered Holder at the address of such Holder appearing on the books of the Company) and upon payment of the Exercise Price of the shares thereby purchased by wire transfer or cashier’s check drawn on a United States bank.

     Certificates for Warrant Shares purchased hereunder shall be delivered to the Holder at an address in the U.S. within four (4) Trading Days after the date on which this Warrant shall have been exercised as aforesaid or, at the request of the Holder, issued and delivered to the Depository Trust Company (“DTC”) account on the Holder’s behalf via the Deposit Withdrawal Agent Commission System (“DWAC”) within a reasonable time, not exceeding four (4) Trading Days after such exercise,. This Warrant shall be deemed to have been exercised and such certificate or certificates shall be deemed to have been issued, and Holder or any other person so designated to be named therein shall be deemed to have become a holder of record of such shares for all purposes, as of the date the Warrant has been exercised by payment to the Company of the Exercise Price and all taxes required to be paid by the Holder, if any, pursuant to Section 5 prior to the issuance of such shares, have been paid. If the Company fails to deliver to the Holder a certificate or certificates representing the Warrant Shares pursuant to this Section 3(a) by the fourth Trading Day after the date of exercise, then the Holder will have the right to rescind such exercise. In addition to any other rights available to the Holder, if the Company fails to deliver to the Holder a certificate or certificates representing the Warrant Shares pursuant to an exercise by the fifth Trading Day after the date of exercise, and if after such fifth Trading Day the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a “Buy-In”), then the Company shall (1)

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pay in cash to the Holder the amount by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (y) the amount obtained by multiplying (A) the number of Warrant Shares that the Company was required to deliver to the Holder in connection with the exercise at issue times (B) the closing bid price of the Common Stock close of trading on the fifth Trading Day, and (2) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honored or deliver to the Holder the number of shares of Common Stock that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of shares of Common Stock with a market price on the date of exercise totaled $10,000, under clause (1) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing shares of Common Stock upon exercise of the Warrant as required pursuant to the terms hereof. If this Warrant shall have been exercised in part, the Company shall, at the time of delivery of the certificate or certificates representing Warrant Shares, deliver to Holder a new Warrant evidencing the rights of Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

     (b)  Cashless Exercise. Notwithstanding any provisions herein to the contrary, if the Per Share Market Value (defined as the closing bid price for a share of the Company’s Common Stock in the over-the-counter market, as reported by the OTC Bulletin Board or in the National Quotation Bureau Incorporated or similar organization or agency succeeding to its functions of reporting prices) at the close of business on the date immediately prior to the date the Warrant is exercised, of one share of the Company’s Common Stock is greater than the Exercise Price (at the date of calculation as set forth below), in lieu of exercising this Warrant by payment of cash, the Holder may exercise this Warrant by a cashless exercise and shall receive the number of shares of Common Stock equal to an amount (as determined below) by surrender of this Warrant at the principal office of the Company in which event the Company shall issue to the Holder a number of shares of Common Stock computed using the following formula:

X = Y – A x (Y)
     B

Where	X =	the number of shares of Common Stock to be issued to the Holder.

	Y =	the number of shares of Common Stock purchasable upon exercise of all of the Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being exercised.

	A =	the Exercise Price.

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B =	the Per Share Market Value of one share of Common Stock.

     4.     No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which Holder would otherwise be entitled to purchase upon such exercise, the Company shall pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price.

     5.     Charges, Taxes and Expenses. Issuance of certificates for Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event certificates for Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder; and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto.

     6.     Closing of Books. The Company will not close its stockholder books or records in any manner which prevents the timely exercise of this Warrant.

     7.     Transfer, Division and Combination.

(a) Subject to compliance with any applicable securities laws, transfer of this Warrant and all rights hereunder, in whole or in part, shall be registered on the books of the Company to be maintained for such purpose, upon surrender of this Warrant at the principal office of the Company, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. A Warrant, if properly assigned, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

(b) This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 7(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice.

(c) The Company shall prepare, issue and deliver at its own expense (other than transfer taxes) the new Warrant or Warrants under this Section 7.

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(d) The Company agrees to maintain, at its aforesaid office, books for the registration and the registration of transfer of the Warrants.

     8.     No Rights as Shareholder until Exercise. This Warrant does not entitle the Holder to any voting rights or other rights as a shareholder of the Company prior to the exercise hereof. Upon the surrender of this Warrant and the payment of the aggregate Exercise Price, the Warrant Shares so purchased shall be and be deemed to be issued to such Holder as the record owner of such shares as of the close of business on the later of the date of such surrender or payment.

     9.     Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

     10.     Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall be a Saturday, Sunday or a legal holiday, then such action may be taken or such right may be exercised on the next succeeding day not a Saturday, Sunday or legal holiday.

     11.     Adjustments of Exercise Price and Number of Warrant Shares. The number and kind of securities purchasable upon the exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time upon the happening of any of the following. In case the Company shall (i) pay a dividend in shares of Common Stock or make a distribution in shares of Common Stock to holders of its outstanding Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, or (iv) issue any shares of its capital stock in a reclassification of the Common Stock, then the number of Warrant Shares purchasable upon exercise of this Warrant immediately prior thereto shall be adjusted so that the Holder shall be entitled to receive the kind and number of Warrant Shares or other securities of the Company which it would have owned or have been entitled to receive had such Warrant been exercised in advance thereof. Upon each such adjustment of the kind and number of Warrant Shares or other securities of the Company which are purchasable hereunder, the Holder shall thereafter be entitled to purchase the number of Warrant Shares or other securities resulting from such adjustment at an Exercise Price per Warrant Share or other security obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares purchasable pursuant hereto immediately prior to such adjustment and dividing by the number of Warrant Shares or other securities of the Company resulting from such adjustment. An adjustment made pursuant to this paragraph shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

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     12.     Reorganization, Reclassification, Merger, Consolidation or Disposition of Assets. In case the Company shall reorganize its capital, reclassify its capital stock, consolidate or merge with or into another corporation (where the Company is not the surviving corporation or where there is a change in or distribution with respect to the Common Stock of the Company), or sell, transfer or otherwise dispose of all or substantially all its property, assets or business to another corporation and, pursuant to the terms of such reorganization, reclassification, merger, consolidation or disposition of assets, shares of common stock of the successor or acquiring corporation, or any cash, shares of stock or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring corporation (“Other Property”), are to be received by or distributed to the holders of Common Stock of the Company, then the Holder shall have the right thereafter to receive, at their option, (a) upon exercise of this Warrant, the number of shares of Common Stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and Other Property receivable upon or as a result of such reorganization, reclassification, merger, consolidation or disposition of assets by a Holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such event, or (b) cash equal to the value of this Warrant as determined in accordance with the Black-Scholes option pricing formula. In case of any such reorganization, reclassification, merger, consolidation or disposition of assets, the successor or acquiring corporation (if other than the Company) shall expressly assume the due and punctual observance and performance of each and every covenant and condition of this Warrant to be performed and observed by the Company and all the obligations and liabilities hereunder, subject to such modifications as may be deemed appropriate (as determined in good faith by resolution of the Board of Directors of the Company) in order to provide for adjustments of Warrant Shares for which this Warrant is exercisable which shall be as nearly equivalent as practicable to the adjustments provided for in this Section 12. For purposes of this Section 12, “common stock of the successor or acquiring corporation” shall include stock of such corporation of any class which is not preferred as to dividends or assets over any other class of stock of such corporation and which is not subject to redemption and shall also include any evidences of indebtedness, shares of stock or other securities which are convertible into or exchangeable for any such stock, either immediately or upon the arrival of a specified date or the happening of a specified event and any warrants or other rights to subscribe for or purchase any such stock. The foregoing provisions of this Section 12 shall similarly apply to successive reorganizations, reclassifications, mergers, consolidations or disposition of assets.

     13. Notice of Adjustment. Whenever the number of Warrant Shares or number or kind of securities or other property purchasable upon the exercise of this Warrant or the Exercise Price is adjusted, as herein provided, the Company shall promptly mail by registered or certified mail, return receipt requested, to the Holder notice of such adjustment or adjustments setting forth the number of Warrant Shares (and other securities or property) purchasable upon the exercise of this Warrant and the Exercise Price of such Warrant Shares (and other securities or property) after such adjustment, setting forth a brief statement of the facts requiring such adjustment and setting forth the computation by which such adjustment was made. Such notice, in the absence of manifest error, shall be conclusive evidence of the correctness of such adjustment.

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     14.     Notice of Corporate Action. If at any time:

(a) the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or other distribution, or any right to subscribe for or purchase any evidences of its indebtedness, any shares of stock of any class or any other securities or property, or to receive any other right, or

(b) there shall be any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any consolidation or merger of the Company with, or any sale, transfer or other disposition of all or substantially all the property, assets or business of the Company to, another corporation or,

(c) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company;

then, in any one or more of such cases, the Company shall give to Holder (i) at least 10 days’ prior written notice of the date on which a record date shall be selected for such dividend, distribution or right or for determining rights to vote in respect of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, liquidation or winding up, and (ii) in the case of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, at least 10 days’ prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause also shall specify (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, the date on which the holders of Common Stock shall be entitled to any such dividend, distribution or right, and the amount and character thereof, and (ii) the date on which any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up is to take place and the time, if any such time is to be fixed, as of which the holders of Common Stock shall be entitled to exchange their Warrant Shares for securities or other property deliverable upon such disposition, dissolution, liquidation or winding up. Each such written notice shall be sufficiently given if addressed to Holder at the last address of Holder appearing on the books of the Company and delivered in accordance with Section 17(d).

     15.     Registration Provisions. The Company has agreed to register the Warrant Shares in accordance with Section 4 of the Arbitration Award Agreement.

     16.     Authorized Shares. The Company covenants that during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for the Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Principal Market upon which the Common Stock may be listed.

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     The Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder against impairment. Without limiting the generality of the foregoing, the Company will (a) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (b) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant, and (c) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant.

     17.     Miscellaneous.

(a) Jurisdiction. This Warrant shall constitute a contract under the laws of Delaware, without regard to its conflict of law, principles or rules.

(b) Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, will have restrictions upon resale imposed by state and federal securities laws.

(c) Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice Holder’s rights, powers or remedies, notwithstanding all rights hereunder terminate on the Termination Date. If the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

(d) Notices. Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the Arbitration Award Agreement.

(e) Limitation of Liability. No provision hereof, in the absence of affirmative action by Holder to purchase Warrant Shares, and no enumeration herein of the rights or privileges of Holder, shall give rise to any liability of Holder for the purchase price of any Common Stock or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

(f) Remedies. Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance

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of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

(g) Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of all Holders from time to time of this Warrant and shall be enforceable by any such Holder or holder of Warrant Shares.

(h) Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

(i) Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

(j) Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

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     IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized.

Dated: November 19, 2003

L.A.M. PHARMACEUTICAL CORP.

	By:	/s/ Joseph Slechta

Name: Joseph Slechta Title: President

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